EXHIBIT 99.1

Statoil ASA: Notifiable trading

STAVANGER, Norway, March 18, 2016 -- The shares purchased by DNB on behalf of Statoil ASA (OSE:STL, NYSE:STO) on 15 March 2016 for use in the group's share saving plan have on 17 March 2016 been distributed to the employees in accordance with their savings amount.

Following this, the share saving plan has 8,559,255 shares.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

HUG#1995518

CONTACT: Peter Hutton, SVP Investor Relations,
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         Morten Sven Johannessen, VP Investor Relations USA,
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